

July 17, 2014

Via E-Mail
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

> **Re: PennyMac Mortgage Investment Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-34416**

Dear Ms. McCallion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 28, 2014

Liquidity and Capital Resources, page 87

1. We note that you disclosed your leverage ratio in your 2013 Q4 earnings call. To the extent used by management, please disclose your leverage coverage ratio in future Exchange Act periodic filings.

2. We note your quantification of the average balance outstanding and maximum daily amount outstanding for repurchase agreements on an annualized basis here and in the notes to the financial statements. Please expand your disclosure in future filings to quantify the average quarterly balance for each category of repurchase agreement for each of the past three years. In addition, quantify the

period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Consolidated Balance Sheets, page F-1

3. We note that you separately present the assets and liabilities held by your consolidated variable interest entity on the balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

Consolidated Statements of Income, page F-2

4. To the extent that Other expenses remains material to the income statement, please consider disaggregating its components on the face of the statement or in a note to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant